1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterraresources.com

January 26, 2009
QMM: NYSE Alternext US
QTA: TSX VENTURE
NR-02-09

QUATERRA ANNOUNCES INITIAL RESOURCE ESTIMATE FOR MACARTHUR COPPER DEPOSIT;
UPDATES DRILLING RESULTS THROUGH YEAR-END 2008.

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that Tetra Tech, Inc. of Golden, Colorado, has completed a NI43-101 compliant independent resource estimate for its 100%-owned MacArthur Copper Project in Lyon County, Nevada.

MacArthur’s initial measured and indicated oxide/chalcocite resource of 57.36 million tons averaging 0.239% total copper (TCu) contains 273.6 million pounds of copper. An inferred oxide/chalcocite resource of 75.8 million tons averaging 0.283% TCu contains 429.3 million pounds of copper. An inferred primary sulfide resource of 6.4 million tons averaging 0.539% TCu contains 68.9 million pounds of copper.

A summary of measured, indicated and inferred resources at various cutoff grades is shown in Table 1-1 at the end of this news release. The base case cutoff grade for the leachable (oxide/chalcocite) resources is 0.18% TCu. The base case cutoff grade for the primary sulfide resource is 0.30% TCu. Both of these values are representative of actual cutoff grades in use as of the date of this report.

The Tetra Tech report indicates that significant potential for development of additional mineral resources are present at MacArthur within and adjacent to the current drill-hole pattern and recommends more drilling to accomplish three primary objectives:

1.	Infill drilling within the known oxide/chalcocite resource, including a 2,000 foot by 2,000 foot area west of the pit, to fill in where drill coverage is poor to absent.
2.	Stepout drilling to enlarge the oxide/chalcocite resource areas to the north, south and west.
3.	Deeper drilling to evaluate the potential for additional primary sulfide mineralization at depth.

“The MacArthur deposit has demonstrated a surprising capacity for growth,” says Eugene Spiering, Quaterra’s VP Exploration. “Drilling on 500 foot centers around the MacArthur pit historic resource has been very successful in defining a large inferred resource that can be upgraded with infill drilling. The mineralized area currently covers an area of approximately 1.5 square miles and remains open to extension on three sides and near the deposit center just west of the pit.”

Tetra Tech’s resource calculation is based on 449 Quaterra and Anaconda drill holes containing 134,255.6 feet and 26,727 sample assay values. The MacArthur geologic model was used to guide the statistical and geostatistical analysis of the copper assay data for the resource estimate. The analysis of the copper assays further confirmed the geologic divisions made by Quaterra in the geologic model. Copper grades were estimated in the individual blocks of the model measuring 25 by 25 feet by 20 feet high, by ordinary, whole-block kriging. The rock model was then assigned a tonnage factor based on the historic information that indicates an average in-place bulk density of 12.5 cubic-feet per ton. The tonnage factors were based on a number of tests from the core and, in Tetra Tech’s opinion, are representative of the various rock units, and are acceptable for estimation of the in-place geologic resources. The copper resources were estimated using whole block kriging techniques and oriented search ellipsoids based on the individual variograms and were then classified into measured, indicated, and inferred categories by a combination of kriging variance, number of points used in the estimate, and number of sectors used. Table 1-2 details the results of the classification.

The location of the various categories of resource blocks in the estimate reflects the density of drill holes on the project. Measured and indicated resource blocks are predominantly in or adjacent to the MacArthur pit where the drill hole spacing is the tightest. Inferred resource blocks trace the wider-spaced, 500 foot by 500 foot drilling pattern to the north and west of the pit. Several isolated areas containing indicated resource blocks are also estimated where one or more angle holes have been drilled from the same location in the wider spaced pattern. A Datamine image of the resource model is shown with the project maps on the Company’s website.

Quaterra has commissioned Tetra Tech to prepare a Canadian National Instrument 43-101 (NI43-101) compliant Technical Report for the MacArthur Copper Project. The Tetra Tech resource estimate for the project is included with a description of the project history, geology, mineralization, sampling procedures, and laboratory Quality Assurance/Quality Control procedures. The NI43-101 Technical Report will be filed within 45 days of the date of this release. This report will be available at www.sedar.com. The Qualified Person for the MacArthur Copper Project resource estimate and the technical report is Mr. John W. Rozelle, P.G., Principal Geologist for Tetra Tech, Golden Colorado.

MacArthur Drilling Program Update

Since April 2007, Quaterra has completed 80,137 feet of drilling in 49 core holes and 124 reverse circulation holes prior to discontinuing the program to facilitate the completion of the Technical Report. The intercepts of 33 new holes totaling 16,100 feet are reported in this release in Table 2-1 and are included on a complete list of intercepts that has been posted on the Company’s website. All but the last three holes (QM-083, QM-084 and QM-085) of the 33 new holes were used in the calculation of today’s resource estimate. The results of the three unused holes, located in the MacArthur pit, were later inserted and used by Tt to validate the resource model add confidence to the orientation and interpolation parameters used for the estimate.

The most recent round of drilling concentrated on defining the mineralization along the northern margin of the deposit and infilling the historic drill pattern within and around the MacArthur pit. The zone of acid-soluble copper mineralization continues to be extended to the northwest. Hole QM-60, located on the north central margin, intercepted 260 feet of predominantly chalcocite mineralization averaging 0.38% copper at a depth of 140 feet. The intercept includes a higher grade interval of 50 feet averaging 0.89% copper.

Recently completed drill holes along the northeast margin of the deposit encountered high grade primary copper mineralization in pervasive sericite and magnetite that defines a new porphyry copper target. Hole QM-68 intercepted 115 feet averaging 1.15% copper at a depth of 470 feet. A similar section of mineralization in QM-70 averaged 1.02 % Cu over a thickness of 45 feet at a depth of 435 feet. Together with mineralized intercepts in QM-26, the results point to a possible porphyry center in the foot wall of the MacArthur fault where it is “blind” except for a small patch of pervasive sericite alteration exposed on the surface immediately south of holes QM-70 and QM-72. The alteration appears to be too far to the east to be related to the MacArthur oxide porphyry center. The sulfide mineralization may develop down dip to a larger deposit similar to the Yerington porphyry copper deposit. Work is now concentrating on integrating historic IP data and the Company’s aero-magnetic data that covers the target area.

Additional drilling on the MacArthur project is dependent on receipt of an approved Plan of Operations (POO) that is now pending with the Bureau of Land Management. A Class III cultural survey has been completed on the entire claim block and submitted with a draft EA that outlines an initial plan for 272 drill-hole locations necessary to define the margins of mineralization and infill the resource area. Until the POO is approved and a Decision Record issued, work on the project is expected to include preliminary metallurgical testing, geophysical studies, and a review of district exploration data from the Anaconda Library in Laramie, Wyoming.

Mr. Eugene D. Spiering is the Qualified Person with Quaterra Resources responsible for the information in this section of the news release.

For a complete table of MacArthur drill hole intercepts and project maps, please visit the company’s website.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,

Thomas Patton,
President and CEO, Quaterra Resources Inc.

Disclosure note

The results of the Tetra Tech resource estimate have been reviewed by Quaterra technical staff. The Company believes that the Tetra Tech resource estimate for the MacArthur Copper Project was conducted in a professional and competent manner. Inferred resources are resources that have not been defined in sufficient detail to be characterized as Measured or Indicated resources. Mineral resources have not had economic considerations applied to them and are therefore not characterized as Reserves.

The mining terms “indicated resource” and “inferred resource” are used in this news release in accordance with Canadian regulations but are not recognized by the United States Securities and Exchange Commission. For clarification, the Company has no properties that contain “reserves” as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 43-101 adopted by the BC Securities Commission and the Canadian Securities Administrators.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at 604-641-2746 or email: nrizgalla@quaterra.com.

The TSX Venture Exchange and the NYSE Alternext US have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Table 1-1 details the estimated in-place resources by classification and by cutoff grade. All of the resources quoted are contained on Quaterra’s mineral leases.

Table 1-1

MACARTHUR COPPER PROJECT –YERINGTON, NEVADA MEASURED COPPER RESOURCES January 2009
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	307	0.585	3,594.28
	0.40	957	0.486	9,309.09
	0.35	1,695	0.437	14,812.69
	0.30	3,044	0.386	23,486.70
	0.25	5,889	0.331	38,942.61
	0.20	11,470	0.278	63,708.34
	0.18	14,170	0.261	73,969.30
	0.15	17,186	0.244	83,970.00
Primary Material (MinZone 30)	0.50
	0.40
	0.35
	0.30	N/A	N/A	N/A
	0.25
	0.20
	0.18
	0.15

MACARTHUR COPPER PROJECT –YERINGTON, NEVADA INDICATED COPPER RESOURCES January 2009
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	598	0.628	7,505.20
	0.40	1,518	0.516	15,661.55
	0.35	2,390	0.463	22,139.62
	0.30	4,022	0.406	32,638.77
	0.25	8,728	0.332	58,021.47
	0.20	27,608	0.255	140,754.35
	0.18	43,195	0.231	199,683.85
	0.15	72,111	0.204	294,730.71
Primary Material (MinZone 30)	0.50	2	0.562	22.48
	0.40	7	0.473	66.26
	0.35	27	0.392	211.73
	0.30	84	0.342	574.22

0.25	204	0.300	1,224.82
0.20	481	0.254	2,441.56
0.18	565	0.245	2,762.85
0.15	730	0.226	3,305.44

Table 1-1, continued

MACARTHUR COPPER PROJECT –YERINGTON, NEVADA MEASURED + INDICATED COPPER RESOURCES January 2009
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	905	0.613	11,099.48
	0.40	2,475	0.504	24,970.64
	0.35	4,085	0.452	36,952.31
	0.30	7,066	0.397	56,125.46
	0.25	14,617	0.332	96,964.08
	0.20	39,078	0.262	204,462.69
	0.18	57,365	0.239	273,653.15
	0.15	89,297	0.212	378,700.71
Primary Material (MinZone 30)	0.50	2	0.562	22.48
	0.40	7	0.473	66.26
	0.35	27	0.392	211.73
	0.30	84	0.342	574.22
	0.25	204	0.300	1,224.82
	0.20	481	0.254	2,441.56
	0.18	565	0.245	2,762.85
	0.15	730	0.226	3,305.44

MACARTHUR COPPER PROJECT –YERINGTON, NEVADA INFERRED COPPER RESOURCES January 2009
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	3,988	0.971	77,468.26
	0.40	6,932	0.744	103,111.97
	0.35	9,416	0.646	121,668.91
	0.30	15,772	0.515	162,380.18
	0.25	29,287	0.401	234,916.85
	0.20	57,484	0.313	359,765.78
	0.18	75,832	0.283	429,335.65
	0.15	114,426	0.243	555,424.47
Primary Material (MinZone 30)	0.50	4,538	0.593	53,802.53
	0.40	5,633	0.567	63,844.42
	0.35	5,842	0.560	65,395.35
	0.30	6,398	0.539	68,932.05
	0.25	9,101	0.459	83,601.79
	0.20	12,418	0.398	98,747.94
	0.18	14,367	0.370	106,172.13
	0.15	18,116	0.327	118,587.34

TABLE 1-2 QUATERRA ALASKA, INC. – MACARTHUR COPPER PROJECT Resource Classification Criteria December 2008
Category	Maximum Number of Points per Drillhole for Block Estimation	Maximum Number of Sector for Block Estimation	Minimum Number of Samples for Block Estimation	Minimum Number of Drillholes for Block Estimation
Measured	3	4	22	8
Indicated	4	3	12	3
Inferred	4	3	4	1

Table 2-1

QUATERRA RESOURCES INC.
MacArthur Copper Project
Drill Hole intercepts - August through December 2008
Summary List

	Angle	Total	From	To	Thickness	Total Cu
Drill Hole	Brg / Dip	Depth	feet	feet	feet	%
QM-049	180º/-60º	1,478.0	264.0	294.0	30.0	0.61
			423.5	463.0	39.5	0.15
			732.2	747.0	14.8	0.28
			809.0	829.0	20.0	0.29

QM-054	270º/-45º	480.0	190.0	205.0	15.0	0.25
			250.0	260.0	10.0	0.29
			295.0	345.0	50.0	0.59
			360.0	375.0	15.0	0.27

QM-055	0º/-45º	500.0	0.0	115.0	115.0	0.17
			130.0	175.0	45.0	0.36
			195.0	230.0	35.0	0.20

QM-056	270º/-45º	550.0	40.0	110.0	70.0	0.34
			155.0	225.0	70.0	0.16

QM-057	0º/-90º	400.0	15.0	40.0	25.0	0.21
			80.0	175.0	95.0	0.30
			285.0	300.0	15.0	0.42

QM-058	180º/-45º	450.0	0.0	30.0	30.0	0.22
			95.0	110.0	15.0	0.20
			125.0	265.0	140.0	0.41
			355.0	415.0	60.0	0.21

QM-059	0º/-45º	450.0	70.0	80.0	10.0	0.17
			315.0	325.0	10.0	0.21

QM-060	270º/-45º	400.0	50.0	85.0	35.0	0.15
			140.0	400.0	260.0	0.38
including			140.0	190.0	50.0	0.80

QM-061	0º/-90º	550.0	30.0	80.0	50.0	0.12
			190.0	225.0	35.0	0.26
			410.0	455.0	45.0	0.17

QM-062	180º/-45º	500.0	0.0	10.0	10.0	0.19
			45.0	60.0	15.0	0.12

QM-063	0º/-90º	500.0	0.0	30.0	30.0	0.13
			85.0	105.0	20.0	0.16
			215.0	240.0	25.0	0.17

QM-064	0º/-45º	650.0	0.0	35.0	35.0	0.14
			340.0	370.0	30.0	0.22
			430.0	460.0	30.0	0.44

QM-065	0º/-90º	520.0	295.0	310.0	15.0	0.31
			375.0	400.0	25.0	0.51
			485.0	505.0	20.0	0.17

QM-066	0º/-90º	570.0	170.0	190.0	20.0	0.15
			395.0	545.0	150.0	0.26

QM-067	0º/-90º	500.0	0.0	20.0	20.0	0.12
			110.0	230.0	120.0	0.25

QM-068	0º/-90º	600.0	470.0	585.0	115.0	1.15

QM-069	180º/-60º	450.0	80.0	90.0	10.0	0.2
			130.0	140.0	10.0	0.22

QM-070	0º/-90º	490.0	315.0	325.0	10.0	0.22
			435.0	480.0	45.0	1.02

QM-071	0º/-90º	470.0	60.0	125.0	65.0	0.25
			65.0	95.0	30.0	0.40

QM-072	0º/-90º	860.00	750	785	35	0.60

QM-073	0º/-45º	520.0	95.0	110.0	15.0	0.15
			125.0	160.0	35.0	0.13
			270.0	335.0	65.0	0.17
			350.0	365.0	15.0	0.18

QM-074	0º/-90º	460.0	20.0	100.0	80.0	0.16

QM-075	0º/-90º	430.0	175.0	300.0	125.0	0.18
			355.0	395.0	40.0	0.19

QM-076	0º/-45º	490.0	55.0	70.0	15.0	0.23
			430.0	460.0	30.0	0.33

QM-078	180º/-45º	420.0	90.0	145.0	55.0	0.17
			195.0	255.0	60.0	0.45

QM-077	0º/-90º	450.0	40.0	80.0	40.0	0.29
			145.0	190.0	45.0	0.25

QM-079	180º/-45º	530.0	130.0	340.0	210.0	0.24

QM-080	180º/-45º	500.0	0.0	230.0	230.0	0.23

QM-081	180º/-45º	510.0	130.0	150.0	20.0	0.15
			440.0	460.0	20.0	0.26

QM-082	0º/-90º	470.0	85.0	190.0	105.0	0.18
			210.0	355.0	145.0	0.14

QM-083	0º/-90º	490.0	0.0	15.0	15.0	0.31
			100.0	170.0	70.0	0.15
			190.0	290.0	100.0	0.14
			330.0	360.0	30.0	0.16
			375.0	415.0	40.0	0.17
			435.0	490.0	55.0	0.20

QM-084	0º/-90º	450.0	0.0	85.0	85.0	0.24
			105.0	140.0	35.0	0.19
			180.0	200.0	20.0	0.19
			390.0	450.0	60.0	0.36

QM-085	0º/-90º	490.0	0.0	95.0	95.0	0.43

All intervals calculated using 0.1% copper cutoff
REGULATORY NOTE

The samples from the MacArthur drilling program are prepared and assayed by ISO/IEC 17025 certified American Assay Laboratories (AAL) located in Sparks, Nevada and by Skyline Laboratories in Tucson, Arizona.